Exhibit 3.2

AMENDMENT TO

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SUNESIS PHARMACEUTICALS, INC.

a Delaware Corporation

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

September 26, 2005

Daniel N. Swisher, Jr., hereby certifies that:

1.                                       The following amendments to the Eighth Amended and Restated Certificate of Incorporation of Sunesis Pharmaceuticals, Inc. (the “Corporation”) have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

2.                                       Paragraph A of Article IV of the Eighth Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to add the following paragraphs immediately after the first paragraph of such Paragraph A of Article IV:

“Effective immediately upon the filing of this amendment to the Eighth Amended and Restated Certificate of Incorporation (the “Effective Time”), subject to the treatment of fractional share interests described below: (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be reclassified and changed into and shall constitute 0.235294 of one fully paid and nonassessable share of Common Stock, (ii) each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be reclassified and changed into and shall constitute 0.181818 of one fully paid and nonassessable share of Series A Preferred Stock and (iii) each share of Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock issued and outstanding immediately prior to the Effective Time shall be reclassified and changed into and shall constitute 0.267380 of one fully paid and nonassessable share of Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock or Series C-2 Preferred Stock, as applicable, in each case without the necessity of further action of any kind.

Each holder of Preferred Stock shall be entitled to fractional shares of each series of Preferred Stock held by them until such time as such series of Preferred Stock is converted into Common Stock.  No stockholder of the Corporation shall be entitled to any fractional shares of Common Stock, and the number of shares of Common Stock to be reclassified pursuant to the immediately preceding paragraph shall be rounded to the nearest whole share (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), and the Corporation shall promptly pay in cash (based on the Common Stock’s fair market value as set forth on the front cover of the final prospectus relating to the Company’s initial public offering) the value of any such fractional share of Common Stock.”

3.                                       The capital of the corporation will not be reduced under or by reason of the foregoing amendment.

* * * * *

IN WITNESS WHEREOF, this amendment to the Eighth Amended and Restated Certificate of Incorporation of the Corporation is hereby executed by the undersigned as of the date first set forth above.

By:	/s/ Daniel N. Swisher, Jr.
Name: Daniel N. Swisher, Jr.
Title: President and Chief Executive Officer